  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Edison Nation, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984163105

(CUSIP Number)

Louis Foreman
 520 Elliott Street

Charlotte, North Carolina 28202

Telephone: (704) 369-7333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 984163105

Preliminary Statement

This Schedule 13D is filed by Louis Foreman (the “Reporting Person”) with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Edison Nation, Inc., a Nevada corporation (f/k/a Xspand Products Lab, Inc.)(the “Company”).

1.	Names of Reporting Persons. Louis Foreman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 322,288*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 322,288

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,288**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%*** (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

* This total includes 3,000 shares of commons stock of Edison Nation, Inc. (the “Company”) purchased by the Reporting Person on May 22, 2019 (the “May Purchase”).

**Venture Six LLC (“Venture Six”) is the holder of 278,542 Shares. The Reporting Person is the managing member of Venture Six LLC and, as such, has voting and dispositive authority over the Shares held by Venture Six. The Reporting Person is the holder of a convertible promissory note issued by the Company which is convertible into 40,746 Shares. The Reporting Person disclaims beneficial ownership of the Shares reported in this Schedule 13D, except to the extent of his pecuniary interest.

*** The Percent of Class Represented is calculated using 5,680,330 shares of common stock outstanding as of April 29, 2019, as reported in the Company’s 2019 Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2019.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Edison Nation, Inc. (the “Company”).  The Company’s principal executive office is located at 909 New Brunswick Avenue, Phillipsburg, New Jersey 08865.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Louis Foreman (the “Reporting Person”).

(b)	The Reporting Person’s address is 520 Elliott Street, Charlotte, North Carolina 28202.

(c)	Louis Foreman has been a member of our board of directors of the Company since March 2019, and has served as the Preferred Designee and a member of the Board of Managers of Edison Nation Holdings, LLC, a wholly owned subsidiary of the Company, since September 2018. From May 2005 to the present, Reporting Person has worked as the Creator and Executive Producer of the television show Everyday Edisons. In addition to his role as a founder of the Edison Nation brand, from November 2001 to the present, Reporting Person has served as the Chief Executive Officer of Enventys Partners, an integrated product development firm. From May 2012 to the present, Reporting Person has also served as Chief Executive Officer of Edison Nation Medical, a healthcare innovation portal. The address for Enventys Partners is 520 Elliot Street, Charlotte, North Caroline 28202. The address for the principal executive office of the Edison Nation related entities mentioned above is 909 New Brunswick Avenue, Phillipsburg, New Jersey 08865.

(d) - (e)	During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2018, on September 4, 2018, the Company completed its acquisition (the “Closing”) of all of the voting membership interests of Edison Nation Holdings, LLC (“Edison Nation”) from all of the members of Edison Nation (the “Members”) pursuant to that certain Membership Interest Purchase Agreement (the “Purchase Agreement”) with Edison Nation and its Members dated June 29, 2018 (the “Edison Nation Transaction”).

At the Closing, the Company, Edison Nation and the Members entered into the Fifth Amended and Restated Operating Agreement (the “LLC Agreement”) of Edison Nation. Also at the Closing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain Members, which provided those Members with demand and piggyback registration rights in respect of any registrable shares of the Company’s common stock, par value $0.001 (the “Common Stock”) received pursuant to the terms of the Purchase Agreement.

At Closing, the Company paid consideration of: (i) $700,000 in cash to Edison Nation ($550,000 of which was subsequently used to purchase the membership interests of Access Innovation, LLC, which membership interests were then distributed to the Members), and (ii) $250,000 in cash to be used to pay off a portion of the indebtedness owed by Edison Nation to holders of certain senior convertible debt. Also at Closing, in order to pay off the remaining Edison Nation indebtedness, the Company: (i) assumed the remaining balance of the aforementioned senior convertible debt through the issuance to the holders of 4%, 5-year senior convertible notes (the “New Convertible Notes”), in the aggregate principal amount plus accrued interest on the senior convertible debt through the Closing date of $1,436,158.68, which are convertible into 287,231 shares of Common Stock, at the option of the holder of such New Convertible Notes (subject to certain adjustments as provided in the Purchase Agreement and the terms of the New Convertible Notes), and (ii) issued 557,083 shares of Common Stock in satisfaction of the indebtedness represented by promissory notes payable by Edison Nation to Venture Six, LLC and Wesley Jones.

As a result of the acquisition, the Company became the 100% owner of the voting membership interests of Edison Nation and its wholly-owned subsidiaries, Edison Nation, LLC, SafeTV Shop, LLC and Everyday Edisons, LLC (the “Acquired Subsidiaries”), including all of the rights and interests in Edison Nation’s inventor platform and marketplace, any related intellectual property and the other properties and assets of Edison Nation and the Acquired Subsidiaries, other than certain membership interests of which were assigned to the Members, including Reporting Person at Closing. In addition, the Members retained non-voting, preferred membership interests (subject to certain limited approval rights) (the “Preferred Membership Interests”), which entitle them to a put right to cause the Company, in its sole discretion, to either (i) redeem all of the Preferred Membership Interests from the Preferred Members in exchange for the aggregate issuance of up to 990,000 shares of Common Stock, or (ii) pay the Put Price (as defined in the LLC Agreement) in cash.

As it relates to the May Purchase, the Reporting Person purchased the shares using his personal funds.

The information set forth in Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Stock on September 4, 2018 and became a member of the Board of Directors of the Company on March 25, 2019.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of the Common Stock, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and  upon receipt from the Company of future equity compensation awards for which the Reporting Person qualifies, including, but not limited to, stock options and restricted stock units.  In addition, from time to time, the Reporting Person may dispose of all or a portion of the shares of the Common Stock that are beneficially owned by the Reporting Person.

Other than as described above, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The information provided in rows 11 and 13 of the cover page to this Statement regarding the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person is hereby incorporated by reference into this Item 5.

(b)	The information provided in rows 7 through 10 of the cover page to this Statement regarding the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition is hereby incorporated by reference into this Item 5.

(c)	None.

(d) - (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person currently serves as a member of the Board of Directors of the Company. Additionally, in connection with the closing of the Edison Nation Transaction, and pursuant to the Fifth Amended and Restated Operating Agreement of Edison Nation and the corresponding terms of the Purchase Agreement, certain Preferred Members, including the Reporting Person retain non-voting, preferred membership interests in Edison Nation, which will entitle him to (i) certain limited approval rights, and (ii) a right to cause the Company to redeem all of the preferred membership interests from the Preferred Members in exchange for the aggregate issuance of 990,000 shares (the “Put Shares”) of the Company’s Common Stock, subject to certain rights of the Company to reduce the number of Put Shares to satisfy certain of the indemnification obligations of the Preferred Members pursuant to the Purchase Agreement.

Additionally, Reporting Person is a party to that certain Registration Rights Agreement, by and among the Company, Reporting Person, and other individuals, dated September 4, 2018, under which the Company has agreed to register certain shares issued to the Reporting Person.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2019

/s/ Louis Foreman
Louis Foreman